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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8374 Fax

October 28, 2022

VIA EDGAR CORRESPONDENCE

Mr. Christopher R. Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

Registration Statement on Form N-14

File No. 333-267727

Dear Mr. Bellacicco:

This letter responds to comments that you provided to Catherine Fauver and Cynthia Yi of Dechert LLP during a telephonic discussion on October 25, 2022 with respect to your review of the combined proxy statement/prospectus on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Goldman Sachs Defensive Equity Fund (the “Acquired Fund”), a series of the Goldman Sachs Trust, with and into Goldman Sachs Defensive Equity ETF (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”), a newly organized series of the Registrant, filed with the U.S. Securities and Exchange Commission (“SEC”) on October 4, 2022. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

The Registrant will file a definitive version of the combined proxy statement/prospectus under Rule 497 that will reflect the disclosure changes discussed below.

On behalf of the Registrant, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.

Comment: Under the “Important Information to Help You Understand and Vote on the Proposal – Questions and Answers – What is the purpose of this proxy solicitation?” section, please disclose how an investor can determine if they hold shares through an account that can accept shares of the Acquiring Fund.

Mr. Bellacicco October 28, 2022 Page 2

Response: The Registrant has revised the disclosure to reflect this comment. The revised disclosure is provided below.

. . . If you do not hold your shares of the Acquired Fund through a brokerage account that can accept shares of the Acquiring Fund on the Closing Date of the Reorganization, your shares will be held by a stock transfer agent, if applicable, until a brokerage account is identified or the account is converted to cash (subject to applicable federal or state laws concerning unclaimed property) . . .

If you are unsure about the ability of your account to accept shares of the Acquiring Fund, please contact your financial advisor or other financial intermediary. For investors that hold their accounts through the transfer agent, please call 1-800-621-2550 for Institutional Shares and 1-800-526-7384 for Class A and Class C Shares.

2.

Comment: Under the “Important Information to Help You Understand and Vote on the Proposal – Questions and Answers – Will the fees and expenses of the Acquiring Fund be lower than the fees and expenses of the Acquired Fund?” section, please prominently disclose that the management fee will be higher and that the Acquiring Fund will be utilizing a unitary fee.

Response: The Registrant has revised the disclosure to reflect this comment. The revised disclosure is provided below.

Yes. Following the Reorganization, the Acquiring Fund is expected to have a lower net expense ratio than each share class of the Acquired Fund. Although the Acquiring Fund has a slightly higher management fee than the Acquired Fund, the Acquiring Fund employs a unitary fee structure pursuant to which GSAM bears all operating expenses of the Fund, subject to limited exceptions.

3.

Comment: Under the “Important Information to Help You Understand and Vote on the Proposal – Questions and Answers – Are there other benefits that I will experience as a shareholder of the Acquiring Fund?” section, please also discuss any potential “drawbacks” of the Reorganization.

Mr. Bellacicco October 28, 2022 Page 3

Response: The Registrant believes that the current disclosure in “What are the differences between an ETF and a mutual fund?” and “Will I be subject to comparable structural risks as a shareholder of the Acquiring Fund?” under the “Important Information to Help You Understand and Vote on the Proposal – Questions and Answers” section adequately address the “drawbacks” of the Reorganization. For example, “What are the differences between an ETF and a mutual fund?” discloses that there are risks associated with the ETF structure, including “the risk that shares of an ETF will trade at market prices that are above (premium) or below (discount) NAV, or that an ETF’s “authorized participants” will not engage in creation or redemption transactions which could cause the Acquiring Fund’s shares to trade at a discount to NAV and possibly face trading halts and/or delisting.” In addition, “Will I be subject to comparable structural risks as a shareholder of the Acquiring Fund?” reiterates that Acquiring Fund shareholders will be subject to the risks associated with market trading and lack of authorized participant activity. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

4.

Comment: Under the “Important Information to Help You Understand and Vote on the Proposal – Questions and Answers – What happens if the Shareholders of the Acquired Fund do not approve Proposal 1?” section, please disclose if the Board of Trustees of the Goldman Sachs Trust would consider liquidating the Acquired Fund in the event the Reorganization is not approved by the shareholders.

Response: The Registrant has revised the disclosure to reflect this comment. The revised disclosure is provided below.

If the Acquired Fund’s Shareholders do not approve Proposal 1, the Acquired Fund Trust Board will ~~take such~~consider additional actions as it deems necessary or appropriate in the best interests of the Acquired Fund’s Shareholders based on the facts and circumstances, which may include liquidating the Acquired Fund.

5.

Comment: Under the “Combined Proxy Statement/Prospectus” section, please clarify the language “and any applicable supplements,” after the prospectuses and SAIs incorporated by reference, by adding the language “through the date of this Proxy Statement/Prospectus.”

Response: The Registrant has revised the disclosure consistent with this comment.

6.

Comment: Under the “Summary – The Funds’ Fees and Expenses and Supplemental Financial Information” section, the Staff notes that the Acquired Fund’s fees and expenses is provided as of December 31, 2021. Please provide figures as of a more current date in accordance with Item 3(a) of Form N-14 or confirm that there have not been any material changes to the fees and expenses since December 31, 2021.

Mr. Bellacicco October 28, 2022 Page 4

Response: The Registrant confirms that there have not been any material changes to the fees and expenses paid by the shareholders of the Acquired Fund since December 31, 2021. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

7.

Comment: Under the “Terms of the Agreement and Plan of Reorganization and Liquidation – Cost of the Reorganization” section, please disclose that “[b]rokerage fees and expenses related to the disposition and acquisition of assets will be borne by the Funds,” as is disclosed currently under the “Important Information to Help You Understand and Vote on the Proposal – Questions and Answers – Who will pay the costs in connection with the Reorganization?” section.

Response: The Registrant has revised the disclosure consistent with this comment.

8.

Comment: Under the “Charter Documents of Goldman Sachs ETF Trust” section, please summarize in the lead-in paragraph the important differences between the organizational documents in narrative fashion.

Response: The Registrant has revised the disclosure to reflect this comment. The revised disclosure is provided below.

The following is a summary of certain important differences between the organizational documents governing the Acquired Fund and the Acquiring Fund. It is not a complete description of these governing documents. In many instances, shareholders of the Acquired Fund will have the same or similar rights as shareholders of the Acquiring Fund. The organizational documents of the Acquiring Fund Trust and Acquired Fund Trust contain certain procedural differences with respect to record dates and notice of shareholder meetings, with the Acquiring Fund Trust permitted to set a record date up to 120 days before a meeting (as compared to 90 for the Acquired Fund Trust) and allowed more flexibility as to the timing of the required notice. The Acquiring Fund Trust also has more flexibility than the Acquired Fund Trust to amend its Declaration of Trust without shareholder approval. In addition, the organizational documents for the Acquiring Fund Trust, unlike those for the Acquired Fund Trust, contain a requirement for shareholders to make a pre-suit demand prior to bringing a derivative action. For more information, shareholders should review the applicable governing documents in their entirety.

Mr. Bellacicco October 28, 2022 Page 5

9.

Comment: Under the “Experts” section, please include a hyperlink to the Acquired Fund’s Annual Report as required by the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”) and related rule and form requirements.

Response: The Registrant has incorporated this comment.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie Capistron
Stephanie Capistron

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Stephanie Chaung, Goldman Sachs & Co. LLC

Catherine Fauver, Dechert LLP